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Exhibit 12.1

HUNTSMAN INTERNATIONAL LLC
RATIO OF EARNINGS TO FIXED CHARGES

	Pro Forma
									Huntsman Specialty Year Ended Dec. 31, 1998	Huntsman Specialty Ten Months Ended Dec. 31, 1997	Predecessor Two Months Ended Feb. 28, 1997
	Six Months Ended June 30, 2002	Year Ended December 31, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001	Year Ended Dec.31, 2001	Huntsman Int'l Year Ended Dec. 31, 2000	Huntsman Int'l Six Months Ended Dec. 31, 1999	Huntsman Specialty Six Months Ended June 30, 1999
	(dollars in millions)
Fixed Charges:
Interest Expense (includes amortization of deferred financing costs)	$109	$241	$107	$114	$228	$222	$104	$18	$40	$35	$—
Interest portion of rent expense	3	6	3	3	6	7	5	—	—	—

Total Fixed Charges	$112	$247	$110	$117	$234	$229	$109	$18	$40	$35	$—

Earnings:
Income (loss) from operations before taxes	$(3)	$(96)	$(1)	$36	$(83)	$184	$100	$35	$15	$5	$(6)
Fixed Charges:	112	247	110	117	234	229	109	18	40	35	—
Less:
Minority interest in pre-tax income of subsidiaries	—	(2)	—	1	2	3	1	—	—	—	—

Total Earnings	$109	$142	$109	$152	$149	$410	$208	$53	$55	$40	$(6)

Ratio of Earnings to Fixed Charges	—	—	—	1.30	—	1.8x	1.9x	2.9x	1.4x	1.1x	—
Deficiency of Earnings to Fixed Charges	$3	$98	$1		$85	—	—	—	—	—	$6

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HUNTSMAN INTERNATIONAL LLC RATIO OF EARNINGS TO FIXED CHARGES